UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. <u>Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant</u>

On September 29, 2005, Saxon Capital, Inc. ("Saxon") issued a press release announcing a $900 million asset-backed securitization. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. <u>Financial Statements and Exhibits</u>

(c) <u>Exhibits</u>

   99.1 Press Release dated September 29, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2005

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

<u>Exhibits</u>

99.1 Press Release dated September 29, 2005.

EXHIBIT 99.1



NEWS RELEASE

Saxon Capital, Inc.[SM]

Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces $900 Million Asset-Backed Securitization

GLEN ALLEN, VA. (September 29, 2005) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced the securitization by its affiliate, Saxon Asset Securities Company, and the related offering by Saxon Asset Securities Trust 2005-3 ("SAST 2005-3") of $900 million of notes backed by conforming and non-conforming mortgage loans transferred to the trust in the securitization. The securitization lead manager is RBS Greenwich Capital, and co-managers are Banc of America Securities LLC, Credit Suisse First Boston, and Merrill Lynch & Co. The notes are offered pursuant to a Prospectus dated September 27, 2005 and Prospectus Supplement dated September 27, 2005.

The notes, which will be characterized as debt for both tax and financial reporting purposes, will represent obligations of SAST 2005-3, a Delaware statutory trust. The assets of the trust will include two groups of mortgage loans secured by one-to-four family residential properties.

Saxon will use the proceeds from the securitization to provide long-term financing of the mortgage loans and for general corporate purposes.

Securities	Amount	Benchmark	Spread/Margin	Coupon	Ratings Moody's/S&P/ Fitch
A-1A	$360,900,000	1 Month LIBOR	0.26%	L + 0.26%	Aaa/AAA/AAA
A-2A	$185,000,000	1 Month LIBOR	0.12%	L + 0.12%	Aaa/AAA/AAA
A-2B	$59,800,000	1 Month LIBOR	0.18%	L + 0.18%	Aaa/AAA/AAA
A-2C	$85,400,000	1 Month LIBOR	0.28%	L + 0.28%	Aaa/AAA/AAA
A-2D	$30,700,000	1 Month LIBOR	0.37%	L + 0.37%	Aaa/AAA/AAA
M-1	$34,200,000	1 Month LIBOR	0.46%	L + 0.46%	Aa1/AA+/AA+
M-2	$31,500,000	1 Month LIBOR	0.48%	L + 0.48%	Aa2/AA/AA
M-3	$20,700,000	1 Month LIBOR	0.50%	L + 0.50%	Aa3/AA-/AA-
M-4	$16,200,000	1 Month LIBOR	0.60%	L + 0.60%	A1/A+/A+
M-5	$15,750,000	1 Month LIBOR	0.65%	L + 0.65%	A2/A/A
M-6	$13,050,000	1 Month LIBOR	0.70%	L + 0.70%	A3/A-/A-
B-1	$14,400,000	1 Month LIBOR	1.20%	L + 1.20%	Baa1/BBB+/BBB+
B-2	$9,900,000	1 Month LIBOR	1.35%	L + 1.35%	Baa2/BBB/BBB
B-3	$9,900,000	1 Month LIBOR	1.85%	L + 1.85%	Baa3/BBB-/BBB-
B-4	$12,600,000	1 Month LIBOR	3.00%	L + 3.00%	Not Rated/BBB-/BBB-
	$900,000,000				

Copies of the Prospectus and Prospectus Supplement relating to the certificates may be obtained from the Company.

About Saxon
Saxon is a residential mortgage lender and servicer that manage a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages, and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiaries, Saxon Mortgage, Inc., and America's MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans throughout the United States, through its network of brokers, correspondents, and retail branches. As of June 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.7 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historic fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by

federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of September 29, 2005. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.